Exhibit 99.1

August 7, 2024

G1 Colleagues –

Moments ago, we announced an agreement whereby Pharmacosmos will be acquiring G1 Therapeutics approximately $405 million, or U.S. $7.15 per share, in cash. The full press release we issued is attached. I wanted to provide each of you with background on the rationale for this agreement and give you a sense of who Pharmacosmos is. I’m sure you have more questions than this communication can cover, so we will supplement this with a company town hall today at 10am.

We know that given COSELA is the only product in the market to demonstrate multilineage myeloprotection it is our best hope to fulfill our company mission of “improving the lives of those impacted by cancer.” Like many of you, I was attracted to G1 because I witnessed a loved one diagnosed with cancer and suffer through the numerous myelotoxic challenges of chemotherapy. But through the efforts of every single G1 colleague, we have already started to transform the clinical paradigm and help thousands of ES-SCLC patients better navigate their cancer diagnosis because of the availability of COSELA.

And while we continue to focus on getting more health care providers to adopt Cosela as the new ES-SCLC treatment paradigm, today’s announcement provides the opportunity to move that clinical paradigm change ahead even faster to benefit more patients.

As a global company with extensive experience in supportive care, Pharmacosmos will enable even more rapid availability, access, and adoption for COSELA globally. I have personally seen the clear commitment and experience in supportive care that they have, along with a deep appreciation for what COSELA can represent to patients. The combined entity will clearly offer greater hope to more patients sooner than we could on our own.

I realize that you have many questions during this time of change. We will hold a town hall today at 10am where I will share a bit more about this announcement and where I encourage you to ask questions. I have also attached an employee FAQ to this email. Please be sensitive to any communication around this transaction and as always follow our social media policies. While we may not be able to answer every question at this early stage, we will continue to communicate as transparently as we can going forward.

This announcement is likely to generate increased interest in our company and it is important that we speak with one voice. If you receive inbounds inquiries from media, analysts, shareholders or others, please refer them to Will Roberts (wroberts@g1therapeutics.com).

If there is one take-away message I want you all to remember, it’s that there is still work to be done before we close this transaction. I would ask that we all stay as focused as possible on continuing to execute on our respective responsibilities. There are ES-SCLC patients counting on us to do that.

In conclusion, from a concept in Dr. Ned Sharpless’s head on a flight to California so many years ago, to an approved product, the challenge patients have with cancer has been made more manageable because of the efforts of each of you. I thank you for your continued focus and commitment and know that today’s announcement is an exciting next step on that COSELA journey.

Best Regards,

Jack

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, without limitation, statements regarding the proposed acquisition of G1 by Pharmacosmos, the expected timetable for completing the transaction, and G1’s future financial or operating performance. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “seek,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this communication are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation: (i) risks associated with the timing of the closing of the proposed transaction, including the risks that a condition to closing would not be satisfied within the expected timeframe or at all or that the closing of the proposed transaction will not occur; (ii) uncertainties as to how many of G1’s stockholders will tender their shares in the offer; (iii) the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; (iv) the possibility that competing offers will be made; (v) the outcome of any legal proceedings that may be instituted against the parties and others related to the merger agreement; (vi) unanticipated difficulties or expenditures relating to the proposed transaction, the response of business partners and competitors to the announcement of the proposed transaction, and/or potential difficulties in employee retention as a result of the announcement and pendency of the proposed transaction; (vii) G1’s ability to successfully demonstrate the efficacy and safety of its drug or drug candidates, and the preclinical or clinical results for its product candidates, which may not support further development of such product candidates; (viii) comments, feedback and actions of regulatory agencies; (ix) G1’s dependence on the commercial success of COSELA (trilaciclib); (x) the inherent uncertainties associated with developing new products or technologies and operating as commercial stage company; (xi) chemotherapy shortages; and (xii) other risks identified in G1’s SEC filings, including G1’s Annual Report on Form 10-K for the year ended December 31, 2023, and subsequent filings with the SEC. G1 cautions you not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. G1 disclaims any obligation to publicly update or revise any such statements to reflect any change in expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

Additional Information and Where to Find It

The tender offer referred to in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for the tender offer materials that Pharmacosmos and its acquisition subsidiary will file with the SEC upon commencement of the tender offer. At the time the tender offer is commenced, Pharmacosmos and its acquisition subsidiary will cause to be filed a tender offer statement on Schedule TO with the SEC, and G1 will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BY G1’S STOCKHOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Both the tender offer statement and the solicitation/recommendation statement will be mailed to G1’s stockholders free of charge. A free copy of the tender offer statement and the solicitation/recommendation statement will also be made available to all stockholders of G1 by accessing https://investor.g1therapeutics.com or by contacting Investor Relations at ir@g1therapeutics.com. In addition, the tender offer statement and the solicitation/recommendation statement (and all other documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov, upon filing with the SEC.

G1’S STOCKHOLDERS ARE ADVISED TO READ THE SCHEDULE TO AND THE SCHEDULE 14D-9, AS EACH MAY

BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH

THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE

TENDER OFFER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED

TRANSACTION AND THE PARTIES THERETO.